Exhibit 99.1
Ralph E Davis Associates, Inc.
1717 St James Place
Houston, Tx 77056

September 27, 2011

Strategic American Oil Corporation
800 Gessner Rd., Suite 200
Houston, TX 77024

Attention:	Mr. Jeremy G. Driver
President and CEO

Re: Oil, Condensate and Natural Gas Reserves
SEC Non-Escalated Analysis
Strategic American Oil Corporation
As of August 1, 2011

Dear Mr. Driver:

At the request of Strategic American Oil Corporation (“Strategic American”), the firm of Ralph E. Davis Associates Inc. (“Davis”) has prepared an evaluation of the oil, natural gas and natural gas liquid reserves on leaseholds in which Strategic American has certain interests. These interests are located in various counties and parishes of Texas and Louisiana, respectively.  This report presents a summary of the proved developed producing, behind pipe, shut-in and undeveloped reserves anticipated to be produced from Strategic American’s interest.

Davis has reviewed what it understands to represent all of Strategic American’s developed and undeveloped properties located in the above mentioned areas.  It is our opinion that these properties represent all of Strategic American’s oil and gas assets that may be classified as proved as per the Securities Exchange Commission directives.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10,  Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.  A summation of these definitions is included as a portion of this letter.

Strategic American Oil Corporation	September 27, 2011
SEC Non-Escalated Analysis	Page 2 of 6
Oil, Condensate and Natural Gas Reserves
Mr. Jeremy G. Driver

We have also estimated the future net revenue and discounted present value associated with these reserves as of July 31, 2011, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report.  The present value is presented for your information and should not be construed as an estimate of the fair market value.

The summarized results of the reserve evaluation are as follows:

Estimated Proved Reserves
Net to Strategic American Resources ULC
SEC Non-Escalated Analysis
As of August 1, 2011

	Estimated Net Reserves		Estimated Future Net Income *
Reserve Category	Oil	Gas	Undiscounted	Discounted@10%
	MBbls	MMCF	US $1000.	US $1000.
PROVED RESERVES
Producing	248.77	864.83	$16,510.56	$12,647.01
Shut-In	49.13	1,286.50	$6,341.83	$4,866.00
Behind Pipe	177.42	2,447.84	$15,866.85	$9,602.05
Undeveloped	743.64	7,961.92	$58,623.82	$31,874.62
TOTAL PROVED	1,218.96	12,561.09	$97,343.06	$58,989.68

*(Expenses are applied on a field wide basis.  Therefore, the net undiscounted and discounted income (10%) have been adjusted.  The values have been adjusted by application of each category’s share of the expense as a percent of its share of the unadjusted income.)

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil.  Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

A summary presentation by reserve category at the scheduled price scenario is included behind the economic summary analysis tab.  An additional presentation by reserve category by producing area is also included in the presentation to the report.

DISCUSSION:

The scope of this study was to review basic information compiled by Strategic American and prepare estimates of the proved reserves attributable to the interests of Strategic American. Reserve estimates were prepared by Davis according to SPE standards for each source and were based in large part on the basic information supplied by Strategic American.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Strategic American Oil Corporation	September 27, 2011
SEC Non-Escalated Analysis	Page 3 of 6
Oil, Condensate and Natural Gas Reserves
Mr. Jeremy G. Driver

The quantities presented herein are estimated reserves of oil and natural gas that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty.  Proved undeveloped locations are scheduled to be drilled such that the investment cost will be fully recovered prior to expiration of the term of the subject concession in which the undeveloped reserves have been identified.

The majority of the evaluated properties are operated by Strategic American.  All proved developed producing properties were reviewed for this evaluation.  All data was made available.  Data provided includes seismic, well logs, sub-surface maps, analogous well data and timing of future development and drilling.

Red Fish Reef field has been shut in since March 2011 because of a lack of water disposal facilities.  Strategic American has informed us that the field is expected to be returned to production by December 1, 2011, if not sooner.  All productive wells prior to March 2011 were reclassified as shut in and are estimated to be returned to production as of December 1, 2011.

Certain properties have been drilled, completed and previously produced.  Many of these contain additional reserves in intervals not yet completed within an existing wellbore and have been classified as proved behind pipe.  All of these properties are considered to have recoverable reserves and are scheduled to be placed on production at a future time.

Certain properties which have been drilled are currently shut-in.  They are considered to have recoverable reserves and are scheduled to be placed on production at a future time.  These properties will require remedial action before they can be restored to production.

Reserves classified as undeveloped are scheduled for future drilling beginning in 2013.  The undrilled locations have been reviewed on an individual well location basis.  The estimates of these recoverable reserves are based on volumetric estimates.

DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by Strategic American or were obtained from commercial sources or from Davis’ own database of information. Records as they pertain to factual matters such as acreage controlled, the number and depths of wells, reservoir pressure and/or production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties as provided.  Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by Strategic American. No physical inspection of the properties was made nor any well tests conducted.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Strategic American Oil Corporation	September 27, 2011
SEC Non-Escalated Analysis	Page 4 of 6
Oil, Condensate and Natural Gas Reserves
Mr. Jeremy G. Driver

Operating cost data were provided by Strategic American and were utilized to estimate the direct cost of operation for each property or producing unit.  Certain historical costs of operation are charged against a producing unit or group of wells in addition to those individual well costs that may be scheduled for an area.

RESERVE ESTIMATES

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations.

In addition to individual well production history, geological and well test information, when available, were utilized in the evaluation.  Individual well production histories were analyzed and forecast until an anticipated economic limit.

Reserves for the behind pipe categories were estimated using volumetric methods which consolidated well log, sidewall core and subsurface mapping. Reserves for Fishers Reef, N. Point Bolivar, Red Fish Reed and Trinity Bay Fields were prepared on a field wide basis.  They are estimated to the limit of profitable operation for each field.

The reserves included in this report are estimates only and should not be construed as being exact quantities.  The accuracy of the estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data to estimate hydrocarbon quantities that can be recovered from known reservoirs under current economic conditions with reasonable certainty.  Reserve estimates presented in this report are calculated using acceptable methods and procedures and are believed to be appropriate and reasonable; however, future reservoir performance may justify revision of these estimates.

PRODUCING RATES

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein.  Scheduled dates of future well completions may vary from that provided by Strategic American due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Strategic American Oil Corporation	September 27, 2011
SEC Non-Escalated Analysis	Page 5 of 6
Oil, Condensate and Natural Gas Reserves
Mr. Jeremy G. Driver

PRICING PROVISIONS

Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, measuring or the removal of liquids, the liquid yield from gas processed, etc., were provided by Strategic American and were accepted as presented.

The unit price used throughout this report for crude oil, condensate and natural gas is based upon the appropriate price in effect the first trading of each month during fiscal year 2010 and averaged for the year.

Crude Oil, Condensate and/or Natural Gas Liquids – The unit price used throughout this report for crude oil and condensate is based upon the average of prices for 2010 as indicated above. An average crude oil price of $90.41 per barrel represents the effective average crude oil price utilized in the evaluation. This scheduled price for 2011 was held flat throughout the remaining producing life of the properties.  Prices for the liquid reserves scheduled for initial production at some future date were estimated using this same price.  Oil prices were adjusted for price differentials.

Natural Gas – The unit price used throughout this report for natural gas is based upon the average of prices for 2010 as indicated above.   An average gas price of $4.19 per MMBTU represents the effective average natural gas price utilized in the evaluation.   The scheduled price for 2011 was held flat throughout the remaining producing life of the properties.  Prices for natural gas reserves scheduled for initial production at some future date were estimated using this same price.  Gas prices were adjusted for BTU content and price differentials.

FUTURE NET INCOME

Future net income is based upon gross income from future production, less direct operating expenses and applicable provincial taxes.  Estimated future capital for development was also deducted from gross income at the time it will be expended.  No allowance was made for depletion, depreciation, income taxes or administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties.  Lease operating expenses and/or capital costs for drilling and/or major workover expense were held flat throughout the producing life of the properties.  Abandonment costs were deducted at the end of the economic life of the fields.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using continuous discounting.  In this report the future net income is discounted at a primary rate of ten (10.0) percent.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Strategic American Oil Corporation	September 27, 2011
SEC Non-Escalated Analysis	Page 6 of 6
Oil, Condensate and Natural Gas Reserves
Mr. Jeremy G. Driver

GENERAL

Strategic American Resources, ULC has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this audit. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Strategic American or the properties reported herein.  The employment and compensation to make this study are not contingent on our estimate of reserves.

We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

s/s Allen C. Barron

Allen C. Barron, P. E.
President

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

CERTIFICATE OF QUALIFICATION

I, Allen C. Barron, of 1717 St. James Place, Suite 460, Houston, Texas 77056 hereby certify:

1.
I am an employee of Ralph E. Davis Associates, Inc., that has prepared an estimate of the oil and natural gas reserves on specific leaseholds in which Strategic American Oil has certain interests.  The effective date of this evaluation is July 1, 2011.

2.	I am Licensed Professional Engineer by the State of Texas, P.E. License number 48284.

3.
I attended the University of Houston in Houston, Texas and graduated with a Bachelor of Science Degree in Chemical Engineering with a Petroleum Engineering option in 1968.  I have in excess of forty years experience in the Petroleum Industry of which over thirty years experience are in the conduct of evaluation and engineering studies relating to both domestic U.S. oil and gas fields and international energy assets.

4.
I have prepared reserve evaluation studies and reserve audits for public and private companies for the purpose of reserve certification filings in foreign countries, domestic regulatory filings, financial disclosures and corporate strategic planning.  I personally supervised and participated in the evaluation of the Strategic American Oil properties that are the subject of this report.

5.	I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Strategic American Oil or any affiliated companies.

6.
A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information, records and the files of the operator of the properties.

SIGNED: September 27, 2011
s/s Allen C. Barron

Allen C. Barron, P.E.
President
Ralph E. Davis Associates, Inc.